                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of October, 2002

                         Commission File Number: 0-13742

                                    Oce N.V.
                 (Translation of registrant's name into English)

                    St. Urbanusweg 43, Venlo, The Netherlands
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

         Form 20-F: [X]                        Form 40-F:____

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes:                                 No: [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82. ____

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[LETTERHEAD OF OCE]    Third quarter report 3
                       US VERSION


      Results third quarter and nine months 2002*
     -------------------------------------------------
      October 4, 2002

                             third quarter           nine months
                                      2002                  2002
                                      ----                  ----

     In US$ million
     Revenues                725.8  (- 6%)       2,319.3     (=)
     EBITDA                   94.7     (=)         299.9     (=)
     EBIT                     43.4  (- 9%)         153.0  (- 4%)
     Net income               20.6  (- 1%)          73.3     (=)

     In US$
     Net income per share     0.23  (+ 1%)          0.84  (+ 2%)

..    Net income for third quarter and nine months same as in 2001. Oce maintains net income expectation for fiscal 2002
..    Autonomous revenues down by 2.5% due to lower machine sales
..    Operating expenses show autonomous decrease; working capital further reduced
..    Cash flow before financing activities (free cash flow) for 9 months US$ 204 million positive
..    Restructuring is on schedule
..    Outsourcing of lease portfolio: agreement reached in principle on European lease portfolio
..    Interim dividend maintained at (euro)0.15

     * The figures given in this report are unaudited. This report has been drawn up in accordance with Dutch GAAP. There have been no changes in Accounting Principles compared to those applied in the 2001 Annual Report.

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Third quarter report 3
--------------------------------------------------------------------------------
                        US VERSION

                        third quarter           nine months
                                 2002                  2002
                                 ----                  ----
In US$ million
Revenues                725.8  (- 6%)       2,319.3     (=)
EBITDA                   94.7     (=)         299.9     (=)
EBIT                     43.4  (- 9%)         153.0  (- 4%)
Net income               20.6  (- 1%)          73.3     (=)

In US$
Net income per share     0.23  (+ 1%)          0.84  (+ 2%)

                        . Net income for third quarter and nine months same as
                          in 2001. Oce maintains net income expectation for fiscal 2002
                        . Autonomous revenues down by 2.5% due to lower machine
                          sales
                        . Operating expenses show autonomous decrease; working
                          capital further reduced
                        . Cash flow before financing activities (free cash flow)
                          for 9 months US$ 204 million positive
                        . Restructuring is on schedule
                        . Outsourcing of lease portfolio: agreement reached in
                          principle on European lease portfolio
                        . Interim dividend maintained at (euro)0.15

                        Venlo, the Netherlands, October 4, 2002: results for the third quarter and the nine months of fiscal 2002 were published today by Oce N.V. (NASDAQ-OCENY).

                        Results third quarter 2002
                        Third quarter net income amounted to US$ 20.6 million or US$ 0.23 per share based on 84,112,306 shares, being the weighted average number of ordinary shares outstanding, compared to US$ 20.8 million or US$ 0.23 per share based on 85,508,417 shares, being the weighted average number of ordinary shares outstanding at the end of the third quarter of fiscal 2001.
                        During the quarter revenues decreased to US$ 726 million. On an autonomous basis, i.e. after exchange rate and acquisition effects, the decrease amounted to 3%. Particularly in PPS there was a marked decline in revenues (- 8% on an autonomous basis), whilst revenues in WFPS showed an autonomous increase (+ 2%). For all Strategic Business Units together machine sales were down, though revenues from software and services increased.
                        The gross margin amounted to 41.5%, which was higher than in the previous year (2001: 39.5%). Operating expenses were lower than in the previous year, even before adjustment for the costs of acquired companies. This is the result of stringent cost control and the effects of the restructuring operation.
                        Despite this, however, operating income amounted to US$ 43.4 million, 9% lower than in 2001.

                        Results nine months 2002
                        Revenues amounted to US$ 2,319 million, almost the same as in the previous year (2001: US$ 2,330 million). On an autonomous basis revenues decreased by 2.5%. Exchange rate effects had a negative impact (- 1%) and acquisition effects were positive (+ 3%).
                        In all Business Units the autonomous decrease in revenues was about 2.5%. The situation in WFPS improved during the year; in PPS and DPS it did not.
                        Net income for the nine months was slightly higher and amounted to US$ 73.3 million or US$ 0.84 per share based on 84,111,896 shares, being the weighted average number of ordinary shares outstanding, compared to US$ 73.0 million or US$ 0.82 per share based on 85,617,609 shares, being the weighted average number of ordinary shares outstanding at the end of the nine months of fiscal 2001.
                        The gross margin increased by 0.8% to 41.2%. Despite the weakening of the dollar in the third quarter the positive exchange rate effect in the first 9 months worked out at 1.3%. A negative impact of 0.5% stemmed from volume/mix effects. Apart from the influence of the growing contribution from Facility Services (lower gross margin, but also lower operating expenses) the effect of the lower degree of utilisation in

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Third quarter report 3
--------------------------------------------------------------------------------

               US VERSION

               manufacturing units is also making itself strongly felt. Operating expenses increased in absolute terms. However, after adjustment for the effects of acquisitions (operating expenses in the acquired companies and the amortisation of goodwill) and exchange rate effects, they revealed a decrease.
               Operating income was down by 4% on the corresponding period of 2001. EBITDA amounted to US$ 300 million, unchanged as compared to 2001.
               Financial expense (net) was 19% lower than in 2001; this was due to a reduced level of borrowings and lower interest rates. Tax charges increased by 1.8% to 32.8%.

               The restructuring operation is proceeding on schedule. As already mentioned in the previous quarterly report, the targeted savings of US$ 34 million will be achieved in 2002. The savings realised in the first 9 months amounted to US$ 25 million.
               As part of the restructuring operation personnel numbers have been reduced by 596, which is equivalent to 55% of the target set for the end of 2003. Of the planned reduction in analog low-volume machines, 35% of the final target of US$ 49 million at the 2004 year end has already been achieved.

               An agreement in principle was recently reached with the vendor lease partner on the outsourcing of the European lease portfolio (excluding Scandinavia). This agreement will be implemented during the fourth quarter.

               Results Strategic Business Units
               The sluggish growth of the economy, plus the resultant decline in the willingness to invest, is making itself felt throughout all Strategic Business Units.
               Machine sales in the first 9 months were 17% down on 2001 for all Business Units combined. Increased revenues from software and services largely compensated for this decrease, but not entirely.

               In Document Printing Systems (DPS) revenues fell to US$ 1,086 million, an autonomous decrease of 2%. Machine sales were 13% lower than in the preceding year.
               The growth in revenues from Facility Services is in line with expectations (+ 21%, of which 17% autonomous). In the United States in particular revenues are continuing to develop very favorably.
               The operating income of DPS before R&D expenditure was US$ 90 million (2001: US$ 91 million), whilst the assets of DPS amounted to US$ 1,545 million (2001: US$ 1,691 million).

               Revenues in Production Printing Systems (PPS) were US$ 554 million, 4% lower than in the previous year. On an autonomous basis revenues were down by 3% compared to 2001; sales of machines were 25% lower than in 2001. Mainly thanks to revenues from software and services, operating income before R&D expenditure increased to US$ 107 million (2001: US$ 106 million). PPS assets amounted to US$ 549 million (2001: US$ 617 million).

               For Wide Format Printing Systems (WFPS) revenues over the first 9 months were US$ 680 million, 4% higher than in 2001. On an autonomous basis revenues decreased by 2.5% due to a decline during the first six months of the year. In the third quarter of 2002 revenues showed an autonomous increase of 2%, which reflects an upward trend for the year, also in terms of machine sales.
               The integration of the companies that were acquired in December 2001 in Display Graphics continues to progress well. However, after depreciation of goodwill and integration costs, the contribution of the acquired businesses in WFPS is still negative. Operating income of WFPS before R&D expenditure remained stable at US$ 108 million (2001: US$ 108 million). Assets of WFPS amounted to US$ 771 million (2001: US$ 735 million).

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Third quarter report 3
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               US VERSION

               Geographical spread of operations
               Revenues in North America remained about the same, accounting for 43% of the total, whilst Europe's contribution to total revenues amounted to 51%.
               Operating income of operating companies in the United States and the Netherlands continues to develop favorably, and Germany and France are performing better than in 2001. These improved results were achieved thanks to better margins and lower operating expenses in the operating companies.
               Under-utilisation of manufacturing capacity in the Dutch and German units has depressed the overall operating income.

               Balance sheet and cash flow
               Total assets decreased further to US$ 2,865 million. This is US$ 177 million lower than in the third quarter of 2001. This decrease is the result of an autonomous reduction of US$ 186 million, exchange rate effects (a reduction of US$ 83 million), whilst the consolidation of acquired businesses led to an increase in assets (US$ 92 million).
               The reduction of inventories (US$ 66 million) is continuing further. The decrease in trade accounts and lease debtor receivables (US$ 62 million) is satisfactory. Long term lease debtors were US$ 91 million lower. Loans amounted to US$ 959 million, which was US$ 193 million lower than in 2001. The cash flow before financing activities but after acquisitions (free cash flow) worked out at US$ 204 million positive.

               Profitability
               During the first 9 months of 2002 the Return on Assets was 7.1% and the Return on Equity 11.1%.

               Interim dividend
               In respect of fiscal 2002 an unchanged interim dividend of (euro)
               0.15 will be distributed. The interim dividend will be made available entirely in cash and will become available for payment as from October 23, 2002.

               Prospects
               If economic circumstances remain unchanged, sales of machines will not pick up; in software and services however, there will be a continuing increase. In view of this and as a consequence of cost control we maintain the expectation we published at the end of the second quarter as regards net income. This is expected to be higher than the net income for 2001.
               As regards operating income, we expect this to be at about the same level as in 2001.



               Oce N.V.
               October 4, 2002




               For further information:
               Oce N.V.
               Pierrre Vincent, Investor Relations Manager
               Venlo, the Netherlands
               Telephone #31 77 359 2240
               E-mail mve@oce.nl

Third quarter report 3
--------------------------------------------------------------------------------
Consolidated Statement of Operations

  Period December 1, 2001 till August 31, 2002                     Third quarter                    Nine months

  Results in millions except per share*                               2001      2002       2002       2001     2002      2002
                                                                    (euro)    (euro)        US$     (euro)   (euro)       US$
  Revenues from sales, rentals and service                           759.9      712.0     698.2    2,282.1   2,275.8    2,231.7

  Interest from financial lease                                       32.0       28.2      27.6       94.2      89.4       87.6
                                                                 -----------------------------------------------------------------
  Total revenues                                                     791.9      740.1     725.8    2,376.3   2,365.2    2,319.3

  Cost of sales, rentals and service                                 479.4      433.0     424.7    1,416.2   1,390.8    1,363.8

  Gross margin                                                       312.5      307.1     301.1      960.1     974.4      955.5

  Operating expenses                                                 264.0      262.8     257.7      797.4     818.4      802.5

  Operating income                                                    48.5       44.3      43.4      162.7     156.0      153.0

  Financial expense (net)                                             17.0       12.0      11.7       52.4      42.3       41.5

  Income before income taxes, equity in income of unconsolidated
  companies and minority interests                                    31.5       32.3      31.7      110.3     113.7      111.5

  Income taxes                                                         9.8       10.7      10.5       34.2      37.2       36.5

  Income before equity in income of unconsolidated companies and
  minority interests                                                  21.7       21.6      21.2       76.1      76.5       75.0

  Equity in income of unconsolidated companies                           -        0.1       0.1          -       0.2        0.2

  Income before minority interests                                    21.7       21.7      21.3       76.1      76.7       75.2

  Minority interests in net income of subsidiaries                     0.5        0.7       0.7        1.7       2.0        1.9

  Net income                                                          21.2       21.0      20.6       74.4      74.7       73.3


  Net income attributable to holders of ordinary shares               20.3       20.1      19.7       71.7      72.1       70.7

  Cash flow                                                           69.3       71.3      70.0      216.1     222.6      218.2

  EBITDA                                                              96.7       96.6      94.7      304.4     305.8      299.9


  Average number of outstanding ordinary shares (x 1,000)           85,508     84,112    84,112     85,618    84,112     84,112

  Per ordinary share in US$

  Net income                                                          0.24       0.24      0.23       0.84      0.86       0.84

  Cash flow                                                           0.80       0.84      0.82       2.49      2.61       2.56

  * The company reports in Euro ((euro)). As a convenience for US readers, the results for 2001 and 2002 have been converted at US$ 0.9806 : (euro) 1, the noon buying rate of August 30, 2002. This compares with US$ 0.909 :
    (euro) 1 used at this time last year.

Third quarter report 3
--------------------------------------------------------------------------------
Consolidated Balance Sheet

                                                             Third quarter                       End fiscal year

In millions                                                      2001       2002        2002       2000        2001      2001
                                                               (euro)     (euro)         US$     (euro)      (euro)       US$
Assets

Intangible assets                                                  12         72          71          -          43        42
Tangible fixed assets                                             638        599         587        679         637       625
Financial fixed assets                                            761        678         665        799         751       736
Inventories                                                       423        356         349        442         365       358
Accounts receivable and prepaid expenses                        1,238      1,175       1,152      1,275       1,292     1,267
Cash and cash equivalents                                          31         42          41         21          40        39

                                                           ----------------------------------------------------------------------
Total assets                                                    3,103      2,922       2,865      3,216       3,128     3,067

Liabilities

Total shareholders' equity                                       1,011       940         922        989         909       891
Minority interest                                                   40        39          38         42          40        39
Long term liabilities (provisions)                                 345       432         424        320         428       420
Long term debt                                                     805       799         783        853         754       739
Short term debt                                                    371       180         176        366         387       380
Other current liabilities                                          531       532         522        646         610       598

                                                           ----------------------------------------------------------------------
Total liabilities                                                3,103     2,922       2,865      3,216       3,128     3,067


--------------------------------------------------------------------------------
Changes in shareholders' equity

Period December 1, 2001 till August 31, 2002                  Nine months

In millions                                                                 2001                   2002                  2002
                                                                          (euro)                 (euro)                   US$
Amount at December 1, 2001/2000                                              989                    909                   891

Net income                                                                    74                     75                    74
Dividend                                                                       -                      -                     -
Conversion of convertible loans                                                6                      -                     -
Purchase of shares                                                           -24                      -                     -
Foreign currency translations                                                -34                    -44                   -43

                                                           -----------------------------------------------------------------------
At August 31                                                               1,011                    940                   922

Third quarter report 3
--------------------------------------------------------------------------------
Consolidated Statement of Cash Flow

Period December 1, 2001 till August 31, 2002                      Nine months

In millions                                                                2001          2002        2002
                                                                          (Euro)        (Euro)        US$
Cash flow from operating activities

Net income                                                                   74            75          74
Depreciation                                                                142           150         147
Installed and divestments in rental equipment and financial
lease receivables                                                           -32            90          88
Long term liabilities (provisions)                                           10             8           8
Trade accounts and other receivables                                         75            78          76
Inventories                                                                  19            29          28
Trade accounts payable                                                      -36           -26         -25
Net change in other working capital accounts                                -65           -33         -32

                                                                 ------------------------------------------
Cash flow from operating activities                                         187           371         364


Cash flow from investing activities

Capital expenditure in intangible assets                                    -12             6           6
Investments and divestments in property, plant and equipment                -74           -90         -88
Other investments                                                            -4           -16         -16
Net change unconsolidated companies                                           -             -           -
Acquisitions (net of cash)                                                   -1           -63         -62

                                                                 ------------------------------------------
Cash flow from investing activities                                         -91          -163        -160


Cash flow from financing activities

Interest bearing loans                                                      -37          -171        -168
Dividend                                                                    -40           -40         -39
Other                                                                       -26            -1          -1

                                                                 ------------------------------------------
Cash flow from financing activities                                        -103          -212        -208

Effect of exchange rate changes                                              17             6           6

Changes in cash and cash equivalents                                         10             2           2





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Third quarter report 3
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                        Oce is one of the world's leading companies in the area
                        of document management. In advanced research centres and high-tech production facilities the company develops products and services for the efficient and effective exchange of information. These comprise products for the reproduction, presentation, distribution and management of documents.
                        The range of products and services offered by Oce is characterised by its recognised high quality, which is based on reliability, productivity, durability, ease of use and environmental friendliness.

                        Oce's products and services are mainly offered direct via the company's own sales and service organisations; a limited number of them are also distributed via third parties. Oce focuses on professional user environments, particularly on those in which high document volumes are processed. In 2001 Oce achieved total revenues of (euro)
                        3.2 billion and a net income before exceptional items of
                        (euro) 105 million.


                        Product range. Oce supplies:
                     - printers (black-and-white and colour), copiers, scanners, software and supplies;
                     - professional services: consultancy relating to the organisation of document management systems and system integration in customer environments;
                     - Facility Services: organisation and operational execution of document management in various customer environments;
                     -  maintenance and after sales service;
                     - financing of purchases of hardware and software; These products and services can be supplied separately, but also in combination with each other in the form of total document management solutions.


                        Customers. Oce supplies its products mainly to professional users in office environments and industry in which high productivity and high volumes are required, as well as to the printing industry. In these environments Oce is characterised by its unique approach which focuses on providing customer-specific solutions in hardware, software and services.

                        Organisation. Oce largely develops and manufactures its products itself. The company can draw on a strong technology base thanks to its many years of expertise and its programmes of consistent investment in R&D. This basic strength is further enhanced via alliances with strategic partners and through systematic cooperation with co-developers and suppliers. The company's own sales and service organisation provides a constant flow of up-to-date market information, allowing Oce to anticipate and respond in good time to changing market requirements.
                        Oce has research and manufacturing centres in the Netherlands, Germany, Belgium, France, the Czech Republic, the United States and Japan.
                        The company operates in over eighty countries and is active via its own sales companies in thirty-one of these countries.
                        World-wide Oce has more than 22,000 employees, more than half of whom work in sales, maintenance and services.


                        Ambition. Oce seeks to ensure continuity by pursuing a pro-active technological and commercial strategy. This is aimed at enabling the company to strengthen its position in existing and new markets in the field of document management.
                        In the strategic markets in which the company operates, Oce seeks to achieve a top-three position. Its principal objective is to create value for customers, employees and investors. Part of this strategy is the improvement of profitability, through autonomous growth and acquisitions, in combination with efficiency improvements and optimisation of the use of capital. To measure this, Oce uses the return on total assets as principal yardstick.
                        Oce aspires to grow in a world in which the preconditions for sustainable development take priority. Oce wants to be an attractive employer. Oce therefore invests world-wide in a healthy,





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Third quarter report 3
--------------------------------------------------------------------------------

                        inspirational working environment with good career opportunities.

                        The publicly listed holding company of the Group is Oce N.V. The issued share capital amounts to over (euro) 53 million divided into (euro) 43.6 million ordinary shares, (euro) 10 million financing preference shares and (euro) 1,500.- priority shares. The ordinary and financing preference shares have a nominal value of
                        (euro) 0.50. Ordinary shares in Oce are listed on the stock exchanges in Amsterdam (Euronext), Dusseldorf, Frankfurt/Main and on the electronic stock exchange
                        (EBS) in Switzerland. Oce shares are also traded in the United States as American Depositary Receipts (ADRS) via NASDAQ under the symbol "OCENY" with one ADR representing one ordinary share of Oce. Options to Oce shares are traded on the Euronext Options Exchange.


                        Oce supplies a broad range of high quality products and services to meet professional needs for the mangement of document flows. In this way Oce enables people and organisations to exchange information efficiently and effectively.


                        Safe Harbor Statement
                        This announcement contains certain pronouncements and expectations about Oce's future which are classed as forward-looking statements within the meaning of the US Private Securities Litigation Reform Act 1995 and are deemed to constitute what are referred to in United States legislation as safe harbors. The actual results of the Company may differ substantially from these forward-looking statements as a consequence of potential risks, uncertainties and other factors over which the Company has no control and which are neither manageable nor foreseeable for Oce. These factors include the general economic conditions and the technological and commercial conditions in the countries and markets in which Oce operates, as well as problems that might occur during the integration of companies that have been acquired by Oce.
                        The assets, debts and operating income of Oce may vary from the forward-looking statements due to fluctuations in exchange rates between the Euro and other currencies that are of relevance for Oce's operations (notably those of the US dollar, the pound Sterling and the Japanese yen), as a result of interest rate changes or because of other factors that are made public by Oce. Readers should be aware of the fact that the forward-looking statements are based on the best knowledge available at the time of publication and therefore offer no guarantee for developments in the future. For a more detailed discussion of the risks and other factors, readers are advised to consult Oce's recent annual report and its "Annual Report on Form 20-F". Oce makes no commitment to publish any changes to the forward-looking statements that may be the conse-quence of events or circumstances that occur after the publication date of these reports, except where such is required by the applicable securities legislation.


                        Oce-N.V.
                        ________________________________________________________
                        P.O. Box 101, 5900 MA Venlo, the Netherlands
[LOGO]                  Telephone (+31) (0)77 359 22 40
                        Telefax (+31) (0)77 359 54 36
Printing for            Oce on Internet: http://www.oce.com
Professionals           E-mail info@oce.com
                        Traderegister Venlo 12002283

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          Oce N.V.
                                          --------------------------------------
                                                         (Registrant)

                                          By: /s/ R.L. van Iperen
                                              ----------------------------------
                                              Chairman of the Board of Executive
                                              Directors
                                              (Principal Executive Officer)

Dated:  October 10, 2002